UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Numbers: 1-35747
333-155584
333-169315-06
333-190911-05

Entergy Utility Group, Inc. (formerly known as Entergy New Orleans, Inc.) (Exact name of registrant as specified in its charter)
1600 Perdido Street New Orleans, Louisiana 70112 (504) 670-3700 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
First Mortgage Bonds, 5.10% Series due December 2020
First Mortgage Bonds, 3.90% Series due July 2023
First Mortgage Bonds, 4.0% Series due June 2026
First Mortgage Bonds, 5.0% Series due December 2052
First Mortgage Bonds, 5.50% Series due April 2066
 (Title of each class of securities covered by this Form)

None (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)
Rule 12g-4(a)(2)
Rule 12h-3(b)(1)(i)	X
Rule 12h-3(b)(1)(ii)
Rule 15d-6

Approximate number of holders of record as of the certification or notice date of First Mortgage Bonds, 5.10% Series due December 2020: 1
Approximate number of holders of record as of the certification or notice date of First Mortgage Bonds, 3.90% Series due July 2023: 3
Approximate number of holders of record as of the certification or notice date of First Mortgage Bonds, 4.0% Series due June 2026: 5
Approximate number of holders of record as of the certification or notice date of First Mortgage Bonds, 5.0% Series due December 2052: 43

Approximate number of holders of record as of the certification or notice date of First Mortgage Bonds, 5.50% Series due April 2066: 57

This Form 15 relates solely to the reporting obligations of Entergy Utility Group, Inc. (formerly known as Entergy New Orleans, Inc.) (ENOI) and does not affect Entergy New Orleans, LLC, which is subject to reporting and other applicable requirements of the Securities Exchange Act of 1934, as amended (Exchange Act) as successor issuer to ENOI.
Explanatory Note:

On November 30, 2017, Entergy New Orleans, Inc. undertook a restructuring which resulted in the transfer of substantially all of the assets and operations of ENOI to a new entity, which is now owned by an existing Entergy subsidiary holding company (Internal Restructuring).

In order to effectuate the Internal Restructuring, under the Texas Business Organizations Code (TXBOC), ENOI allocated substantially all of its assets to a new subsidiary, Entergy New Orleans Power, LLC, a Texas limited liability company (ENOL), and ENOL assumed substantially all of the liabilities of ENOI, in a transaction regarded as a merger under the TXBOC. ENOI remained in existence after completion of the merger and contributed the membership interests in ENOL to an affiliate, Entergy Utility Holding Company, LLC, all of the common membership interests of which are owned directly or indirectly by Entergy Corporation. Thereupon, ENOI changed its name from “Entergy New Orleans, Inc.” to “Entergy Utility Group, Inc.” and ENOL changed its name from “Entergy New Orleans Power, LLC” to “Entergy New Orleans, LLC”.

With the completion of the Internal Restructuring, ENOL holds substantially all of the assets, and has assumed substantially all of the liabilities, of ENOI, including the debt securities listed above.

The Internal Restructuring constituted a “succession” pursuant to Rules 12g-3(a) and 15d-5(a) under the Exchange Act, in which ENOL became the successor to ENOI.

Pursuant to the requirements of the Securities Exchange Act of 1934, Entergy Utility Group, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 11, 2017	Entergy Utility Group, Inc. By: /s/ Steven C. McNeal Name:Steven C. McNeal Title:Vice President and Treasurer